SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 28, 2007

On June 28, 2007, the registrant sent a notice to its shareholders regarding resolutions adopted at the Ordinary General Meeting of Shareholders held on the same date. Attached is an English translation of such notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Investor Relations Office
Finance and Accounting Department

Date: June 28, 2007

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 28, 2007

June 28, 2007

To the Shareholders

From:	Representative Director and President Satoshi Miura Nippon Telegraph and Telephone Corporation 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

Re: Resolutions adopted at the 22nd Ordinary General Meeting of Shareholders

This is a notice on the matters presented and resolved at the 22nd Ordinary General Meeting of Shareholders held today.

Matters Presented:

1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and audit results of independent auditors and corporate auditors for the 22nd fiscal year (from April 1, 2006 to March 31, 2007).

2.	Report on the balance sheet, statement of income and statement of shareholders’ equity for the 22nd fiscal year (from April 1, 2006 to March 31, 2007).

The above matters were presented.

Matters Resolved:

First Item	Distribution of Retained Earnings as Dividends

It was resolved as proposed that a year-end dividend of ¥4,000 per share be paid.

Second Item	Election of five Directors

It was resolved as proposed that the following five persons be elected as Directors: Messrs. Tsutomu Ebe, Noritaka Uji, Kaoru Kanazawa, Takashi Hanazawa, and Toshio Kobayashi.

Third Item	Election of five Corporate Auditors

It was resolved as proposed that the following five persons be elected as Corporate Auditors: Messrs. Johji Fukada, Susumu Fukuzawa, Yasuchika Negoro, Masamichi Tanabe, and Shigeru Iwamoto. Messrs. Johji Fukada, Yasuchika Negoro, and Shigeru Iwamoto are outside corporate auditors.

Notes:

1.	The above resolved items 1, 2 and 3 were also approved by the Minister of Internal Affairs and Communications today in accordance with the Law Concerning NTT Corporation, etc.

2.	At the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, the following six persons were elected as Representative Directors and Managerial Directors.

Director and Chairman	Norio Wada
Representative Director and President	Satoshi Miura
Representative Director and Senior Executive Vice President	Tsutomu Ebe
Representative Director and Senior Executive Vice President	Noritaka Uji
Representative Director and Senior Executive Vice President	Kaoru Kanazawa
Director and Executive Vice President	Hiroo Unoura

3.	At the Meeting of the Board of Auditors held after this Ordinary General Meeting of Shareholders, Messrs. Johji Fukada and Susumu Fukuzawa were elected as full-time Corporate Auditors.

Payment for the 22nd fiscal year year-end dividends

1.	Please find enclosed the “Statement for the 22nd fiscal year year-end dividends” and “Account details for payment of the year-end dividends” for those shareholders who wish to receive payment of the dividend by transfer of funds to financial institution designated by you.

2.	For other shareholders, please find enclosed the “Payment to the postal transfer account” and collect your dividends at your nearby post office as soon as possible.